DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com

Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

January 16, 2025

VIA EDGAR
==========
Kim McManus
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Private Debt & Income Fund; File Nos. 333-283022 and 811-24020

Dear Ms. McManus,

On November 6, 2024, Private Debt & Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On December 6, 2024, you provided written comments regarding the Registration Statement. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

PROSPECTUS

General

1.       Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. We may have additional comments.

The Registrant has not and does not plan to present any “test the waters” materials to potential investors in connection with this offering other than a “red herring” prospectus in accordance with SEC guidance on pre-effective communications.

2.       Please fill in all blanks, brackets, and otherwise missing information in a post-effective amendment (e.g., fee table, auditor, financial statements, etc.). We may have further comments.

The Registrant will fill in the missing information in an amendment to the Registration Statement.

Outside Front Cover

3.       Please include a cross-reference to the prospectus discussion of risks. See Item 1.1.j of Form N-2.

The Registrant has added the disclosure requested.

4.       At the end of the first risk bullet point, please add, “Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.”

The Registrant has added the disclosure requested.

5.       If applicable, please disclose that the Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade by rating agencies or would be rated below investment grade if they were rated. Credit instruments that are rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”) are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high yield securities, an investment in the Fund should be considered speculative. Please also provide specific cross-references to the discussion of this risk. See Item 1.1.j of Form N-2.

The Registrant has added the disclosure requested.

6.       Please revise the statement indicating the Fund reserves the right to waive investment minimums to clarify that other investment criteria will still apply.

The Registrant has added the disclosure requested.

Prospectus Summary

Investment Strategy, page 1

7.       The Fund's name includes “private debt,” which is a type of investment for purposes of Rule 35d-1 and the 1940 Act. Please revise to clarify that the Fund will invest at least 80% of its net assets plus borrowings in private debt investments.

The Registrant has added the 80% policy requested.

8.       If emerging markets investments are a principal investments strategy, please add such disclosure to this section, provide the fund’s definition of emerging market countries, and describe related risks.

The Registrant confirms that investments in emerging market securities are not a principal strategy of the Fund.

9.       You state that the Fund may pursue co-investment investment opportunities offered alongside privately-held investment vehicles. Please clarify that co-investing requires exemptive relief from the Commission, and it’s possible that the Fund may not receive such relief. Please tell us whether the Fund plans to apply for exemptive relief.

The Registrant has not revised the disclosure because the types of co-investments described in the strategy do not require exemptive relief because they are direct investments in specific debt securities offered to the Fund by Private Funds unaffiliated with the Fund or the Adviser as opposed to pursuing such investments by investing directly in the subject Private Fund. However, the Adviser will be seeking co-investment exemptive relief for investments made by the Fund alongside affiliates or separate accounts managed by the Adviser and will update the disclosure accordingly if such a strategy is implemented.

10.       Please disclose a plain English definition of “highly fragmented.”

The Registrant has revised the disclosure as requested.

Subsidiaries, page 3

11.       Disclose that “Single-Asset Subsidiaries” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. We view “primarily controlled” to mean: (1) the registered fund controls the subsidiary within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the registered fund’s control of the subsidiary is greater than that of any other person.

The Registrant has revised the disclosure as requested.

Repurchases of Shares, page 4

12.       Please add disclosure that specifies the anticipated timing of the Fund’s initial repurchase offer.

The Registrant has revised the disclosure as requested.

Summary of Risks

Repurchase Policy Risks, page 6

13.       The prospectus notes that the Fund may borrow money to finance repurchases. Please disclose the maximum amount of debt that may be incurred for such purposes and the restrictions on leverage imposed by the 1940 Act. See Guide 10 to Form N-2.

The Registrant has revised the disclosure as requested.

Summary of Fund Expenses, page 10

14.       Please revise footnote 2 to succinctly describe AFFE in plain English, including what private funds are included, if any.

The Registrant has revised the disclosure as requested.

Investment Objective and Policies, page 11

15.       Please clarify in a concise manner the changes the Board may make to the Fund’s objective and strategies without prior notice, with 60 days’ notice, without shareholder approval, etc. See Item 8.2.a of Form N-2.

The Registrant has revised the disclosure as requested.

16.       Please disclose if the Fund may invest a substantial portion of its assets in credit instruments that are rated below investment grade by rating agencies or that would be rated as such if they were rated.

The Registrant has revised the disclosure to state the amount of the Fund’s assets that are expected to be invested in below investment grade securities.

17.       If the Fund will invest in any funds/fund managers that are affiliates of the Fund or its investment adviser, please disclose any related conflicts of interest.

The Adviser has confirmed to the Registrant that the Private Funds will not be affiliates, so the Registrant has not revised the disclosure regarding conflicts of interests. The Registrant has added disclosure clarifying that the Private Funds are not affiliated with the Adviser or the Fund.

Subsidiaries, page 14

18.       Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

The Registrant so confirms.

19.       If the Fund may invest in foreign subsidiaries, please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

The Registrant so confirms.

20.       You refer to a Sub-Adviser in the last paragraph but nowhere else in the filing. Please delete, or revise to appropriately identify the Sub-Adviser as an investment adviser and provide all required information. See Item 9.1.b of Form N-2.

The Registrant has corrected the disclosure by deleting the reference to the sub-adviser.

Fundamental Policies, page 15

21.       Please revise paragraph 5 to address the Fund's ability to concentrate in any particular industry “or groups of industries” consistent with Section 8(b)(1) of the Investment Company Act and Item 17.2.e of Form N-2.

The Registrant has revised the disclosure as requested.

Investment Adviser, page 21

22.       Please briefly describe the Adviser’s experience managing pooled vehicles investing in similar assets and strategies. Please also provide a basis to assess the expertise and experience of the adviser with respect to foreign investments. See Guide 9 to Form N-2.

The Adviser does not have experience managing pooled vehicles investing in similar assets and strategies, so the Registrant has not revised the disclosure. The Adviser has an affiliated adviser that does have such experience (Lenora Capital), but the Adviser itself does not. The portfolio managers have such experience as employees of the affiliate before becoming employees of the Adviser. The Registrant has added disclosure regarding the Adviser’s experience with foreign investments.

Portfolio Managers, page 21

23.       Please provide the length of service for Mr. Weeks at Brighton Jones. See Item 9.1.c of Form N-2.

The Registrant has revised the disclosure as requested.

24.       With respect to Mr. Mayfield’s biography, please delete the statement that he “was responsible for all business functions that grew the company's AUM, revenues, and team 5x over that period.” Alternatively, to the extent the Fund wishes to present prior performance of a portfolio manager, please conform the presentation with staff guidance.

The Registrant has removed the disclosure noted as requested.

Control Persons, page 23

25.       Please remove reference to a Predecessor Fund, which appears to be an error.

The Registrant has revised the disclosure as requested.

Conflicts of Interest, page 24

26.       Please clearly explain the conflicts created by Portfolio Manager compensation arrangements.

The Registrant has revised the disclosure as requested.

Compulsory Repurchases, page 25

27.       The discussion of compulsory repurchases fails to address Article VII, Section 7.1(b) of the Agreement and Declaration of Trust, specifically paragraphs (vi), (vii), and (viii). Please revise to provide a complete description of circumstances in which the Fund may compulsorily redeem shares. Please also explain how the broad authority to redeem shares involuntarily in Section 7.1(b)(viii) is consistent with Section 23(c) of the 1940 Act. In addition, Section 7.1(d) provides that repurchases of Shares “shall be payable in non-interest bearing promissory notes” unless the Board of Trustee, in its discretion, determines otherwise. The Staff has taken the position that the issuance of notes does not satisfy prompt payment requirements of interval funds or other tender offer funds. Payments should be made in cash. Please revise accordingly.

The Registrant has revised Article VII of the Declaration of Trust to remove the reference to promissory notes and updated the circumstances under with the Fund may require mandatory repurchases and updated the corresponding disclosure in the prospectus.

Anti-Takeover and Other Provisions in the Declaration of Trust, page 30

28.       Please disclose that shareholders waive the right to a jury trial as set forth in Section 10.10 of the Declaration of Trust.

The Registrant has revised the disclosure as requested.

29.       Please revise Section 10.9 of your Declaration of Trust to explicitly state that the forum selection provision does not apply to claims arising under the federal securities laws consistent with your disclosure in this section.

The Registrant has revised the declaration of trust as requested.

Plan of Distribution, page 30

30.       You state the Fund’s shares are offered on a best efforts basis, “subject to various conditions.” Please confirm all material conditions are disclosed.

The Registrant so confirms.

31.       Please revise the first paragraph to explain how the Distributor is compensated. See Item 5.3 of Form N-2.

The Registrant has revised the disclosure as requested.

Class I Shares, page 33

32.       Please confirm the Fund may only waive the investment minimum as described under “Purchase Terms.”

The Registrant so confirms.

STATEMENT OF ADDITIONAL INFORMATION

Trustee Table, page 17

33.           In the column titled, “Principal Occupation(s) During Past 5 Years,” please state the principal business of CPA Concierge Services and Founder Schireson Consulting, LLC. See Item 18.1., Instr. 3 of Form N-2.

The Registrant has revised the disclosure as requested.

Board Committees, page 19

34.           Please provide a concise statement of the functions and members of the Valuation Committee. See Item 18.5.b of Form N-2.

The Registrant has removed the reference to the Valuation Committee.

Trustee Ownership, page 20

35.           Please update the trustee ownership information to include the required dollar range amounts as contemplated by Item 18.7.b of Form N-2.

The Registrant has revised the disclosure as requested.

Compensation, page 21

36.           Revise the first sentence to clarify each “non-interested trustee receives an annual retainer.”

The Registrant has revised the disclosure as requested.

37.           Please update if the Chair of the Valuation Committee receives additional compensation annually.

The Registrant has removed reference to the Valuation Committee.

Portfolio Managers, page 22

38.           You refer to fees paid to the “Investment Manager” as a defined term in the last paragraph on page 23 but have not previously defined the term. Please revise and clarify if you intend to refer to the Adviser.

The Registrant has corrected the reference to the Investment Manager to be the Adviser.

39.           Please revise the description of conflicts of interest to describe material conflicts between the investment strategy of the Fund and the investment strategy of other accounts managed by the Portfolio Managers. Please also revise the sentence indicating the Adviser may receive higher fees from other Client Accounts as it appears you inadvertently refer to the Adviser receiving fees from the Adviser. See Item 21.1.d. of Form N-2.

The Registrant has revised the disclosure as requested.

PART C

40.                   Please file the finalized exhibits once they are available.

The Registrant confirms that the exhibits will be finalized once available.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle